Exhibit 1

MTS Announces First Quarter 2016 Financial Results

MTS returns to Non-GAAP profitability during the first quarter of 2016

Ra’anana, Israel / River Edge, NJ, USA – May 10, 2016 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of software solutions for online video advertising, telecommunications expense management and billing solutions, today announced its financial results for the first quarter of 2016.

MTS’s revenues for the first quarter of 2016 totaled $3.3 million compared with $1.8 million for the first quarter of 2015. On a GAAP basis, the Company recorded a net loss for the quarter of $(224,000), or $(0.03) per diluted share, compared with a net loss of $(227,000), or $(0.05) per diluted share, for the first quarter of 2015.

On a non-GAAP basis (as described and reconciled below), the Company posted net income of $32,000, or $0.00 per diluted share, compared with a net loss of $(131,000), or $(0.03) per diluted share, for the first quarter of 2015.

Commenting on the results, Mr. Lior Salansky, CEO of MTS, said, “During the first quarter, we continued moving forward with our plan to establish Vexigo as a leading company in the Video Advertising space. Our current focus is to build out Vexigo’s technological product lines. We are pleased to report increased activity around Vexigo’s Visualizr, our mobile content aggregation and monetization solution. The Visualizr enhances mobile tools such as launcher apps. This enables publishers to promote and monetize their content as personalized magazines that are optimized for mobile, wearable and other devices.”

“The telecommunications side of our business continues to be stable as we have added several new TEM and cloud customers with long-term contracts. We are working to further enhance the division’s visibility and predictability by continuing to move our U.S. - based clients to the cloud with multi-year service contracts” said Mr. Salansky.

As previously announced, during the first quarter, Vexigo’s former shareholders, who are now shareholders of MTS, agreed to extend the schedule of outstanding payments due them in order to improve the Company’s working capital. On May 16, 2016, the shareholders of the Company will vote on a proposed $700,000 equity private placement to the former Vexigo shareholders and to certain directors and officers of the Company. In the event the proposal is approved and the private placement is consummated, the Company will accelerate the payment of $500,000 to the former Vexigo Shareholders and they have agreed to immediately invest the net amount (after tax deductions in accordance with all applicable law) of that payment in the private placement. The aggregate investment amount of the Former Vexigo Shareholders is estimated to be approximately $400,000 in the event that the Private Placement is consummated.

In accordance with standard industry accounting policies, the Company accounts for a portion of the Video Advertising revenues and cost of revenues derived from third-party arrangements on a net basis. If these revenues had been presented on a gross basis, Video Advertising revenues and cost of revenues would have increased by approximately $2.0 million in the first quarter of 2016, while gross profit would have remained unchanged.

Non-GAAP Financial Measures

This release includes net income, basic and diluted earnings per share calculated on a non-GAAP basis. These non-GAAP measures exclude the following items:

•	M&A expenses related to the Vexigo acquisition
•	Amortization of intangible assets, net of tax effects
•	Stock-based compensation expenses

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends that relate to the Company's operating results and cash generation capabilities. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and differ from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. To achieve an accurate overall picture of the Company’s results of operations, MTS advises the reader to consider the non-GAAP financial measures in conjunction with their corresponding GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides video advertising solutions for online and mobile platforms and TEM and Billing solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary develops highly sophisticated video advertising solutions for online and mobile platforms, and uses them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services for enterprises in the areas of telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators/enablers (MVNO/MVNE) and IOT/M2M enablement for mobile service providers.

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,692	$3,444
Restricted cash	284	231
Restricted marketable securities	139	134
Trade receivables, net	3,801	4,485
Deferred tax asset	43	40
Other accounts receivable and prepaid expenses	204	103

Total current assets	8,163	8,437

LONG-TERM ASSETS:
Severance pay fund	703	668

PROPERTY AND EQUIPMENT, NET	182	160

OTHER INTANGIBLE ASSETS AND GOODWILL	12,612	12,759

Total assets	$21,660	$22,024

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2016	2015
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,808	$3,297
Accrued expenses and other liabilities (*)	3,560	3,505
Deferred revenues	2,442	1,826
Deferred tax	142	142
Liabilities of discontinued operations	105	105

Total current liabilities	9,057	8,875

LONG-TERM LIABILITIES
Accrued severance pay	870	798
Liabilities related to Vexigo acquisition	5,211	5,624
Deferred tax liability	547	578

Total long-term liabilities	6,628	7,000

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	22	21
Additional paid-in capital	25,695	25,648
Treasury shares	(29)	(29)
Accumulated other comprehensive loss	(6)	(8)
Accumulated deficit	(19,707)	(19,483)

Total shareholders' equity	5,975	6,149

Total liabilities and shareholders' equity	$21,660	$22,024

(*) As of March 31, 2016, including $1.2 million of amounts owed to Vexigo’s former shareholders as part of Vexigo acquisition.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2016	2015
Revenues:
Telecom Services	$1,431	$1,348
Telecom Product sales	203	485
Video Advertising (1)	1,710	-

Total revenues	3,344	1,833

Cost of revenues:
Telecom Services	701	494
Telecom Product sales	144	115
Video Advertising (1)	780	-

Total cost of revenues	1,625	609

Gross profit	1,719	1,224

Operating expenses:
Research and development	519	282
Selling and marketing	577	561
General and administrative	840	680

Total operating expenses	1,936	1,523

Operating loss	(217)	(299)
Financial income, net	34	23

Loss before taxes on income	(183)	(276)
Income tax expense, net	41	-

Net loss from continuing operations	(224)	(276)
Net income from discontinued operations	-	49

Net loss	$(224)	$(227)

Net loss per share:

Basic and diluted loss per Ordinary share	$(0.03)	$(0.05)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	8,043,380	4,672,664

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2016	2015
GAAP Net loss	(224)	(227)
M&A expenses related to the acquisition of Vexigo Ltd	-	35
Stock-based compensation expenses	47	19
Intangible assets amortization, net of tax effects	209	42

Non-GAAP Net income ( loss )	$32	$(131)

Net Loss per share:

GAAP diluted net loss per Ordinary share	$(0.03)	$(0.05)

Non-GAAP diluted net income (loss) per Ordinary share	$0.00	$(0.03)

Weighted average number of Ordinary shares used in computing Non-GAAP diluted net income (loss) per share	8,043,380	4,672,664